THE COALITION TO SAVE PURE

July 11, 2012

Ms. Mellissa Campbell Duru

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pure Bioscience, Inc.
File No. 1-14468

Dear Ms. Duru:

We are writing to inform you that the Coalition to Save Pure (the “Coalition”) has discontinued its solicitation in opposition of the management of Pure Bioscience, Inc. (the “Company”) with respect to the Company’s July 2012 annual meeting.

We appreciate your assistance.

Very truly yours, Richmont Corporation, on behalf of the Coalition to Save Pure

By:	/s/ John P. Rochon

cc:	Heidi Hafer
Richmont Corporation

David Emmons
Paul Perea
Baker Botts L.L.P.

Charles E. Brumfield
Pure Bioscience, Inc.

Sean T. Prosser
Morrison & Foerster LLP